Confidential

Ms. Melissa Walsh

Mr. Stephen Krikorian

Mr. Michael Foland

Ms. Barbara Jacobs

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	TuanChe Limited (CIK No. 0001743340)

Response to the Staff’s Comments on the Registration Statement on

Amendment No. 1 to Registration Statement on Form F-1 Filed on November 5, 2018

Dear Ms. Walsh, Mr. Krikorian, Mr. Foland, and Ms. Jacobs,

On behalf of our client, TuanChe Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 7, 2018 on the Amendment No. 1 to the registration statement on Form F-1 filed on November 5, 2018 (“Amendment No. 1”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 3 to its registration statement on Form F-1 (“Amendment No. 3”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the Amendment No. 3, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No. 3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 3.

The Company has commenced its road show on November 8, 2018 and plans to price the deal on or about November 19, 2018. As such, we would be grateful if the Staff could respond promptly with any additional comments on Amendment No. 3 prior to the contemplated public offering.

Prospectus Summary

Recent Development, page 4

austin	beijing	boston	brussels	hong kong	london	los angeles	new york	palo alto
san diego	san francisco	seattle	shanghai	washington, dc	wilmington, de

November 9, 2018

1.	Please revise to explain why only partial financial information is provided for the three months ended September 30, 2018.

The Company respectfully submits that it is not required to disclose the updated financial data for the three months ended September 30, 2018; however, the Company considers it beneficial to voluntarily disclose certain updated financial and operating data because these data provide more timely information to aid potential investors in making informed investment decisions. The Company believes that the selected financial and operating data as disclosed under the heading “Recent Development” in the Amendment No. 3 fairly represents its results of operations and financial performance for the three months ended September 30, 2018. The Company confirms that it has not published the financial information for the three months ended September 30, 2018 anywhere as of the date of Amendment No.3 and does not expect to publish it as of the date of the final 424(b) prospectus.

In response to the Staff's comments, the Company has revised its disclosure on page 4 of Amendment No.3

2.	We note that you have addressed certain key metrics for the three months ended September 30, 2018. Please revise to also disclose the total number of industry customers served through your auto shows and the number of cities in which you operated, as discussed for prior periods in the Specific Factors Affecting Our Results of Operations section on page 64.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 65 of Amendment No. 3.

3.	Please revise to reconcile the non-GAAP measures of adjusted EBITDA and adjusted net loss to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 4 of Amendment No. 3.

4.	Please revise to quantify the impact of each of the factors identified as contributing to the decrease in net revenue in three months ended September 30, 2018 compared to the three months ended June 30, 2018.

In response to the Staff’s comment, the Company has revised its disclosure on page 4 of Amendment No. 3.

5.	You indicate that 38 outdoor auto shows were cancelled during the three months ended September 30, 2018 due to severe weather conditions. To provide context for the risk and uncertainties related to weather conditions, please disclose the number of outdoor auto shows in each of the periods presented.

In response to the Staff’s comment, the Company has revised its disclosure on page 15 of Amendment No. 3.

November 9, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Specific Factors Affecting Our Results of Operations, page 64

6.	Please ensure that the factors affecting your results in the three months ended September 30, 2018 are addressed in your discussion of specific factors affecting your results of operations. For example, address how weather conditions and the number of weekends during a period can affect the scale of your business and operational efficiency. In addition, discuss the effect of your plans to mitigate weather contingencies by securing backup indoor venues and setting up temporary facilities outdoors. In this regard, address the risk and uncertainties associated with these contingency plans and the impact on costs and margins.

In response to the Staff’s comment, the Company has revised its disclosure on pages 15, 16 and 66 of Amendment No. 3.

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Wei Wen, Chief Executive Officer, TuanChe Limited

Zhihai Mao, Chief Financial Officer, TuanChe Limited

Der Hua You, Partner, PricewaterhouseCoopers Zhong Tian LLP

Benjamin W. James, Partner, Kirkland & Ellis International LLP

David T. Zhang, Partner, Kirkland & Ellis International LLP